SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)
S&W SEED COMPANY
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
November 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,193,187(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,193,187(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,187(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)(3)
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 918,328 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 106,817 shares of Common Stock; a common stock warrant, exercisable for up to 29,440 shares of the Company’s Common Stock (the “Series B Warrant”), a common stock warrant, exercisable for up to 26,316 shares of the Company’s Common Stock (the “LC Initial Warrant”), a common stock warrant, exercisable for up to 8,774 shares of the Company’s Common Stock (the “LC Amendment Warrant”), and a common stock warrant, exercisable for up to 35,090 shares of the Company’s Common Stock (the “LC Extension Warrant”), and a common stock warrant, exercisable for up to 68,422 shares of the Company’s Common Stock (the “3rd LC Warrant”  and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, the “LC Warrants”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock.  The Series B Warrant has an exercise price of $95.00 per share, 3rd LC Warrant has an exercise price of $40.85 per share and all other LC Warrants have an exercise price of $30.40 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,193,187(2)(3)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,193,187(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,187(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)(3)
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 918,328 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 106,817 shares of Common Stock; a common stock warrant, exercisable for up to 29,440 shares of the Company’s Common Stock (the “Series B Warrant”), a common stock warrant, exercisable for up to 26,316 shares of the Company’s Common Stock (the “LC Initial Warrant”), a common stock warrant, exercisable for up to 8,774 shares of the Company’s Common Stock (the “LC Amendment Warrant”), and a common stock warrant, exercisable for up to 35,090 shares of the Company’s Common Stock (the “LC Extension Warrant”), and a common stock warrant, exercisable for up to 68,422 shares of the Company’s Common Stock (the “3rd LC Warrant”  and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, the “LC Warrants”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock.  The Series B Warrant has an exercise price of $95.00 per share, 3rd LC Warrant has an exercise price of $40.85 per share and all other LC Warrants have an exercise price of $30.40 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Jennifer Cook Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,193,187(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,193,187(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,193,187(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%(2)(3)
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 918,328 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 106,817 shares of Common Stock; a common stock warrant, exercisable for up to 29,440 shares of the Company’s Common Stock (the “Series B Warrant”), a common stock warrant, exercisable for up to 26,316 shares of the Company’s Common Stock (the “LC Initial Warrant”), a common stock warrant, exercisable for up to 8,774 shares of the Company’s Common Stock (the “LC Amendment Warrant”), and a common stock warrant, exercisable for up to 35,090 shares of the Company’s Common Stock (the “LC Extension Warrant”), and a common stock warrant, exercisable for up to 68,422 shares of the Company’s Common Stock (the “3rd LC Warrant”  and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, the “LC Warrants”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock.  The Series B Warrant has an exercise price of $95.00 per share, 3rd LC Warrant has an exercise price of $40.85 per share and all other LC Warrants have an exercise price of $30.40 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 7

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by MFP Partners, L.P., MFP Investors LLC and Michael F. Price on June 1, 2015 (the “Original Schedule 13D”) regarding the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), as amended by Amendment No. 1 on November 30, 2015 (the “Amendment No. 1”), as amended by Amendment No. 2 on March 1, 2016 (the “Amendment No. 2”), as amended by Amendment No. 3 on July 21, 2017 (the “Amendment No. 3), as amended by Amendment No. 4 on August 18, 2017 (the “Amendment No. 4”), as amended by Amendment No. 5 on August 18, 2017 (the “Amendment No. 5”), as amended by Amendment No. 6 on December 22, 2017 (the “Amendment No. 6”), as amended by Amendment No. 7 on June 18, 2018 (the “Amendment No. 7”), as amended by Amendment No. 8 on September 7, 2018 (the “Amendment No. 8”), as amended by Amendment No. 9 on November 21, 2018 (the “Amendment No. 9”), as amended by Amendment No. 10 on October 18, 2021 (the “Amendment No. 10”), as amended by Amendment No. 11 on February 28, 2022 (the “Amendment No. 11”), and as amended by Amendment No. 12 on June 24, 2022 (the “Amendment No. 12”), and as amended by Amendment No. 13 on October 28, 2022 (the “Amendment No. 13”), and as amended by Amendment No. 14 on December 29, 2022 (the “Amendment No. 14”), and as amended by Amendment No. 15 on March 24, 2023 (the “Amendment No. 15”).  The Original Schedule 13D, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15 and this Amendment No. 16 are together referred to herein as the “Schedule 13D”.
Except as specifically amended by Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15 and this Amendment No. 16, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and restated by replacing Item 4 in its entirety with the following:
“The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.
MFP acquired the shares of Common Stock, Preferred Stock and warrants in the ordinary course of business because of the belief that the securities represented an attractive investment.  The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.
On May 20, 2015 Alexander Matina, Vice President, Investments of MFP Investors was elected as a member of the Board of Directors of the Company.  On December 31, 2023, Mr. Matina became a consultant to MFP Investors.  On November 19, 2024, Mr. Matina was notified that, effective immediately, the scope of his consulting services no longer includes serving on the Board of Directors of the Company as a representative of any of the Reporting Persons and that none of the Reporting Persons desire to receive any material non-public information regarding the Company.
Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons from time to time may decide to increase or decrease their investment in the Company through purchases or sales of shares of Common Stock or other capital stock of the Company in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, liquidity requirements of such Reporting Person, tax considerations and other factors considered relevant.
The Reporting Persons may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy, financing and future plans of the Company.
Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.”

CUSIP NO. 785135104	Schedule 13D	Page 6 of 7

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing Item 5(a) and (c) in its entirety with the following:
“(a)    MFP directly owns 918,328 shares of Common Stock; 1,695 shares of Series B Preferred Stock, which is convertible at any time at the option of the holder into 106,817 shares of Common Stock (subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules); the Series B Warrant, exercisable for up to 29,440 shares of the Company’s Common Stock; the warrant exercisable for up to 26,316 shares of the Company’s Common Stock in connection with the MFP Loan Agreement; the warrant exercisable for up to 8,774 shares of the Company’s Common Stock in connection with the First Amendment; and the warrant exercisable for up to 35,090 shares of the Company’s Common Stock in connection with the Second Amendment; and the warrant exercisable for up to 68,422 shares of the Company’s Common Stock in connection with the Third Amendment, representing approximately 46.6% of the outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock, and exercise of the warrants described above).  The number of shares issuable upon conversion of the Series B Preferred Stock set forth above reflects the Company’ election to pay the semi-annual installments of interest on the Series B Preferred Stock, due from March 31, 2022 through September 30, 2024, by adding a total of  $986,838.46 to the Stated Value (calculated at a rate per share of 7% per annum on the then Stated Value as of each semi-annual interest payment date).  The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the warrants described above.”
“(c)    The information set forth in Item 3 of this Amendment No. 15 shall be incorporated herein by reference.  Except as set forth in this Schedule 13D, there have been no other transactions by the Reporting Persons in the Issuer’s Common Stock during the past sixty days.”

CUSIP NO. 785135104	Schedule 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  November 20, 2024

MFP Partners, L.P., by its General Partner, MFP Investors LLC

By: /s/ Timothy E. Ladin
Name: Timothy E. Ladin
Title: Chief Operating Officer, Chief Legal Officer and Chief Compliance Officer

MFP Investors LLC

By: /s/ Timothy E. Ladin
Name: Timothy E. Ladin
Title: Chief Operating Officer, Chief Legal Officer and Chief Compliance Officer

Jennifer Cook Price

/s/ Jennifer Cook Price
Name: Jennifer Cook Price

CUSIP NO. 785135104	Schedule 13D

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*

Exhibit 7
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017, and incorporated herein by reference)*

Exhibit 8
Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017 (filed as Exhibit 8 of Amendment No. 4 to Schedule 13D filed by MFP Investors LLC on August 18, 2017 and incorporated herein by reference)*

Exhibit 9
Investment Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of October 3, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 4, 2017 and incorporated herein by reference)*

Exhibit 10
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 11
Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 12
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein (including the form of Registration Rights Agreement), dated as of October 15, 2021 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 18, 2021, and incorporated herein by reference)*

CUSIP NO. 785135104	Schedule 13D

Exhibit 13
Securities Purchase Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 14
Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation filed with the Nevada Secretary of State on February 18, 2022 (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 15	Form of Warrant issued to MFP on February 18, 2022 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 16
Registration Rights Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 17	Joint Filing Agreement, dated as of June 24, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price*

Exhibit 18	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on September 22, 2022*

Exhibit 19	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on October 28, 2022*

Exhibit 20	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on December 22, 2022*

Exhibit 21	Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on March 22, 2023*

* Filed previously